Exhibit 99.1

OneConnect Announces Extraordinary General Meeting Results

SHENZHEN, China, January 16, 2024 /PRNewswire/ -- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for financial institutions in China, today announced the results of its extraordinary general meeting of shareholders held in Shenzhen on January 16, 2024.

At the meeting, the shareholders of OneConnect Financial Technology Co., Ltd. approved, ratified and/or confirmed the following resolution:

The share purchase agreement dated November 13, 2023 (the “Share Purchase Agreement”) entered into among Lufax Holding Ltd (“Lufax”), OneConnect Financial Technology Co., Ltd. (“OneConnect”) and Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”), pursuant to which OneConnect conditionally agreed to sell, and Lufax conditionally agreed to acquire PAOB through transferring the entire issued share capital of Jin Yi Tong Limited, a company which indirectly holds 100% of the issued share capital of PAOB at a consideration of HK$933,000,000 be and is hereby approved, ratified and confirmed; and any one Director of the Company be and is hereby authorized, in his or her absolute discretion deemed appropriate or expedient and in the interests of the Company and its shareholders as a whole, to do all such acts and things which he/she may consider necessary, desirable or expedient to implement the transactions contemplated under the Share Purchase Agreement and completion thereof.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Frank Fu

pub_jryztppxcb@pingan.com.cn